UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Big Lots, Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

089302103

(CUSIP Number)

Mill Road Capital III, L.P.

Attn: Thomas E. Lynch

382 Greenwich Avenue

Suite One

Greenwich, CT 06830

203-987-3500

With a copy to:

Peter M. Rosenblum, Esq.

Foley Hoag LLP

155 Seaport Blvd.

Boston, MA 02210

617-832-1151

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 27, 2022

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 089302103	13D	Page 2 of 8 Pages

1.	Names of Reporting Persons. Mill Road Capital III, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 1,462,851
	8.	Shared Voting Power
	9.	Sole Dispositive Power 1,462,851
	10.	Shared Dispositive Power

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,462,851
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 5.1%
14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 089302103	13D	Page 3 of 8 Pages

1.	Names of Reporting Persons Mill Road Capital III GP LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 1,462,851
	8.	Shared Voting Power
	9.	Sole Dispositive Power 1,462,851
	10.	Shared Dispositive Power

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,462,851
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 5.1%
14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 089302103	13D	Page 4 of 8 Pages

1.	Names of Reporting Persons. Thomas E. Lynch
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power
	8.	Shared Voting Power 1,462,851
	9.	Sole Dispositive Power
	10.	Shared Dispositive Power 1,462,851

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,462,851
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 5.1%
14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 089302103	Page 5 of 8 Pages

This Amendment No. 1 to the joint statement on Schedule 13D with respect to the common stock, par value $0.01 per share (the “Common Stock”), of Big Lots, Inc., an Ohio corporation (the “Issuer”), filed by the Reporting Persons (as defined below) on March 15, 2022 (such joint statement, as amended herein, the “Schedule 13D”), amends the Schedule 13D as follows:

1.	Item 6 of the Schedule 13D shall hereby be amended by replacing the first two paragraphs and the first table with the following:

The table below lists the standard American-style, exchange-traded put options (“Put Options”) purchased and sold by the Fund during the Reporting Period that are outstanding as of June 1, 2022. Each of the below listed transactions was conducted in the ordinary course of business on the open market for cash, and the purchase and sale prices do not reflect brokerage commissions paid.

CUSIP No. 089302103	Page 6 of 8 Pages

Date of Purchase/Sale	Value per Underlying Share at which Put Options were Purchased/Sold ($)	Shares Underlying Put Options (100s)	Put Options’ Strike Price per Share ($)	Put Options’ Expiration Date
04/04/2022	$4.3457	(135)	$35.00	07/15/2022
05/27/2022	$3.6458	(2,460)	$25.00	10/21/2022
05/27/2022	$4.6578	(898)	$25.00	01/20/2023
05/31/2022	$4.3975	(4,325)	$25.00	10/21/2022
05/31/2022	$5.2766	(625)	$25.00	01/20/2023
06/01/2022	$3.8879	(3,356)	$22.50	10/21/2022
06/01/2022	$4.9852	(1,614)	$25.00	10/21/2022
06/01/2022	$4.8954	(50)	$22.50	01/20/2023

Each of these Put Options gives the purchaser the right (but not the obligation) to sell to the other party, on or before the option’s expiration date, the number of shares of Common Stock underlying the option, at a sale price per share equal to the option’s strike price per share. If a Put Option is exercised on or before its expiration date, the party that sold the option must purchase the underlying shares of Common Stock in exchange for the option’s aggregate exercise price.

2.	Item 6 of the Schedule 13D shall hereby be amended by replacing the second table with the following:

Date of Sale	Value per Underlying Share at which Call Options were Sold ($)	Shares Underlying Call Options (100s)	Call Options’ Strike Price per Share ($)	Call Options’ Expiration Date
04/04/2022	$2.3550	135	$40.00	07/15/2022
05/27/2022	$3.3281	3,558	$30.00	10/21/2022
05/27/2022	$4.2106	898	$30.00	01/20/2023
05/31/2022	$2.3589	3,775	$30.00	10/21/2022
05/31/2022	$3.1986	625	$30.00	01/20/2023
06/01/2022	$2.0727	2,933	$27.50	10/21/2022
06/01/2022	$1.7686	1,489	$30.00	10/21/2022
06/01/2022	$2.9172	50	$27.50	01/20/2023

CUSIP No. 089302103	Page 7 of 8 Pages

3. Except as expressly modified hereby, all provisions of the Schedule 13D shall continue in full force and effect.

[signature page follows]

CUSIP No. 089302103	Page 8 of 8 Pages

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATE: June 1, 2022

MILL ROAD CAPITAL III, L.P.

By:	Mill Road Capital III GP LLC,
its General Partner

By:	/s/ Thomas E. Lynch
Thomas E. Lynch
Management Committee Director and Chairman

MILL ROAD CAPITAL III GP LLC

By:	/s/ Thomas E. Lynch
Thomas E. Lynch
Management Committee Director and Chairman

THOMAS E. LYNCH

/s/ Thomas E. Lynch
Thomas E. Lynch